STEVENS & LEE

LAWYERS & CONSULTANTS

620 Freedom Business Center

Suite 200

P.O. Box 62330

King of Prussia, PA 19406

(610) 205-6000 Fax (610) 337-4374

www.stevenslee.com

Direct Dial: (610) 205-6028 Email: jpw@stevenslee.com Direct Fax: (610) 371-7974

April 4, 2006

Zafar Hasan

Attorney-Advisor

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Eastern Insurance Holdings, Inc.
Registration Statement on Form S-1
File No. 333-128913

Dear Mr. Hasan:

On behalf of Eastern Insurance Holdings, Inc. (“Eastern Holdings”), this letter responds to your letter, dated January 27, 2006, regarding Amendment No. 2 to the Registration Statement on Form S-1 of Eastern Holdings (the “Registration Statement”). Each of your comments is set forth below, followed by the related response. The page references in our responses are to the revised prospectus included in Amendment No. 3 to the Registration Statement (“Amendment No. 3”) and to the marked copy (the “Blackline”) reflecting changes made to Amendment No. 2. Amendment No. 3 is being filed today by electronic submission.

In addition to the changes made to the Registration Statement in response to your comments, Eastern Holdings has updated the financial statements, Management’s Discussion and Analysis, pro forma financial information and other information contained in the Registration Statement to include financial information as of and for the year ended December 31, 2005.

Unaudited Pro Forma Condensed Consolidated Income Statement for the Year Ended December 31, 2004

Notes to Unaudited Pro Forma Condensed Consolidated Statements of Income, page 55,

1.	We refer to your response to comment number 49. Please clarify to us and in the filing your basis for using 15 years as the estimated useful life for your agency relationships and renewal rights intangible asset.

The 15 year estimated useful life corresponds to the expected economic benefit associated with the agency relationships and renewal rights intangible assets. The amortization period was calculated by applying persistency assumptions to EHC’s new and renewal direct premiums written in-force as of December 31, 2005, and each year thereafter, until there was no further economic benefit associated with the December 31, 2005 in-force new and renewal direct premiums written. The annual amortization for each period directly corresponds to the economic benefits provided by the intangible assets for each respective period. For example, the intangible asset amortization for the five years immediately subsequent to the close of the transaction is expected to approximate $6.2 million, which is 75.8% of the expected intangible assets.

The disclosure in footnote 6 on page 53 has been revised to clarify the basis for using 15 years as the estimated useful life.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Educators

Critical Accounting Policies and Estimates

Unpaid Claims and Claim Adjustment Expenses, page 63

2.	We note your expanded disclosure in response to comment number 50 in our letter issued on November 8, 2005. The previously requested disclosure, including the reserve methodology, case reserve and IBNR amounts, and related sensitivity disclosure, should be included in the critical accounting estimates section of the MD&A. In addition, we note that you provide a sensitivity analysis around the entire reserve balance for each line of business. To aid an investor in understanding the variability that is reasonably likely from your estimated gross loss reserve for each line, please disclose the key assumptions used to arrive at management’s best estimate and quantify the effect on operations and financial position of reasonably likely changes in those assumptions. Please describe the assumptions that you believe are the most significant in determining your loss reserves. For example, significant assumptions could be those assumptions that involved the greatest amount of judgment or those assumptions that have the greatest financial impact on the loss reserve balance.

We have updated the “Critical Accounting Policies and Estimates” section in Educators’ MD&A to include the reserve methodology, case reserve and IBNR amounts, and the related sensitivity disclosure. In addition, we have revised the sensitivity analysis to discuss specific assumptions used in the estimation of our reserves and have provided a sensitivity analysis for each of the key assumptions discussed. The “Critical Accounting Policies and Estimates” section begins on page 62.

3.	We note from your disclosure regarding “Unpaid Claims and Claim Adjustment Expenses” and “Claims Payable” that you apply a loss ratio to net premiums earned. Please clarify what period encompasses net premiums earned as it relates to the establishment of the unpaid claims and claim adjustment expenses and claims payable.

We have clarified the period encompassing net premiums earned for each of the instances in which we discuss applying a loss ratio to net premiums earned. See the revised disclosure related to Educators’ unpaid claims, claim adjustment expenses and claims payable beginning on page 63.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of EHC

Overview, page 83

4.	We note your response to comment 53. We repeat the part of our question that requests clarification as to whether your received a payment from the shareholders and, if not, how the dividend balance was settled.

No cash payment was received. The 2003 negative segregated portfolio dividend expense was settled by offsetting prior year’s segregated portfolio dividend expense payable amounts.

Principal Revenue and Expense Items

Gross and net premiums written, page 85

5.	We note your response to comment number 54 in our letter dated November 8, 2005. Please clarify in the disclosures whether you receive the broker report a quarter in arrears. In addition, please tell us and disclose if you establish any premiums estimates related to the assumed business.

We have revised the disclosure on page 87 to indicate that we receive a quarterly report from the broker. There are no premium estimates with respect to the assumed reinsurance business as the information is received directly from the broker in a timely manner.

Loss Reserve Estimation, page 88

6.	We note your expanded disclosure in response to comment number 55 in our letter issued on November 8, 2005. The previously requested disclosure, including the reserve methodology, case reserve and IBNR amounts, and related sensitivity disclosure, should be included in the critical accounting estimates section of the MD&A. In addition, for each line of business, please expand your disclosure to address the following:

•	The factors that determined the boundaries of the loss reserve ranges.

•	Your basis for selecting the recorded amount rather than any other amount within the range.

•	Include narrative disclosure and quantification of the impact that reasonably likely changes in one or more of the factors would have on your reported results, financial positions and liquidity.

•	We refer to the third sentence of the second paragraph on page 88. Please expand the disclosure to discuss what happens after the recorded amount is compared to the results from the methodologies.

We have revised the disclosure in the section of EHC’s MD&A titled “Critical Accounting Policies and Estimates” beginning on page 90 to include the additional information that you have requested.

7.	We note your response to comment number 56. We noted on page 169 that there was a $1.8 million increase in estimated incurred losses and LAE due to late reported claims reported to Eastern Re from the ceding company. Please tell us and disclose the time lag from when the claims are reported to the cedant to when the cedant reports the claims to the company. Also address how, and to what extent this time lag affects the loss reserve estimate. In addition, please disclose how management resolved disputes with cedants, how often disputes occur, and the magnitude of any current, material disputes.

Please refer to our revised disclosure beginning on page 96. The $1.8 million reserve adjustment recorded in 2002 in the specialty reinsurance segment related to a claims processing backlog at the ceding company. EHC had noticed unusual claim activity in its quarterly bordereaux statements and inquired of the ceding company, who was previously unaware of the processing backlog. Upon investigation, the ceding company confirmed the processing backlog and characterized it as non-recurring. As a result, in 2002 EHC engaged a consulting firm to perform periodic independent claim reviews, including reviewing claims processing controls to mitigate the risk of future backlogs. There have been no further backlogs noted since 2002. Claims reported to the ceding company by insureds are entered into the ceding company’s claim system and ceded to Eastern Re quarterly. There has never been a material dispute with the ceding company.

Business of Educators

Unpaid Claims, Claim Adjustment Expenses and Claims Payable, page 121

8.	We have read your response to comment number 70. Since the scope of SOP 94-5 includes both life and health insurance companies and mutual life insurance companies we believe the loss reserve rollforward should include the reserve for unpaid claims and claims adjustment expenses. However, the disclosures required by Industry Guide 6 only relate to property and casualty insurance enterprises. As such please revise your SOP 94-5 loss reserve rollforward in the notes to your financial statements to include the reserve for unpaid claims and claim adjustment expenses.

We have revised our SOP 94-5 reserve rollforward on page 130 to include our short-term and long-term disability and term life claim reserves. As disclosed in Note 2 to our audited financial statements, unpaid claims and claim adjustment expenses also includes term life premium waiver reserves, which represent the present value of future term life claims for which the premiums have been waived due to the insured’s disability. Term life premium waiver reserves are considered policy reserves; therefore, they are not included in the SOP 94-5 reserve rollforward. We have included a reconciliation between the reserve rollforward and the unpaid claims, claim adjustment expenses and claims payable in Note 5 to the audited financial statements.

Educators Mutual Life Insurance Company and Subsidiaries

Consolidated Financial Statements

Note 2. Significant Accounting Policies

Policy Acquisition Costs,-page F-21

9.	We have read your response to comment number 51. Please tell us why you do not disclose the fact that you consider anticipated investment income in determining if a premium deficiency exists, but you state in your response you do consider anticipated investment income.

We did not include our accounting policy for recording a premium deficiency in our audited financial statements as of and for the three years ended December 31, 2004 because we determined that a premium deficiency did not exist in the years presented. In response to the above comment, however, we have added our accounting policy for recording a premium deficiency in Note 2 to our audited financial statements for the three years ended December 31, 2005. Our accounting policy states that we consider anticipated investment income in evaluating whether a premium deficiency exists. We also state that a premium deficiency does not exist for the years presented.

Note 6. Reinsurance, page F-32

10.	We have read your response to comment number 108. Please clearly state in your disclosure that you account for the reinsurance arrangement as a deposit in accordance with SOP 98-7.

Statement of Position 98-7 (SOP 98-7), “Deposit Accounting: Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk”, requires companies to account for short-duration reinsurance contracts that do not transfer insurance risk using deposit accounting. The London Life arrangement was entered into for the purpose of providing Educators with a “credit guaranty” as a result of its A.M. Best rating downgrade from “A-” to “B++” in 2003. Therefore, it was not intended to, and does not, transfer either significant timing or underwriting risk. In addition, the arrangement was intentionally structured so that no cash consideration, with the exception of the quarterly risk charge of $15,000, would be exchanged between Educators and the participating companies.

We acknowledge that the default accounting for reinsurance contracts that do not transfer insurance risk is deposit accounting. Due to the unique nature of the London Life arrangement, however, there is no deposit asset or liability to be recorded. We have revised our disclosure in Note 6 to the audited financial statements to clearly state that the London Life arrangement does not transfer insurance risk and, therefore, is not accounted for as reinsurance. We believe, however, that stating that we account for the arrangement as a deposit in accordance with SOP 98-7 would be misleading.

Report of Independent Registered Public Accounting Firm, page G-20

11.	We note your revised auditors’ report which includes the city and state where the accountant’s report was issued. The report should also include the signature of the auditor. Please update your auditors’ report accordingly.

The auditors report has been updated to include EHC’s financial statements for the year ended December 31, 2005, and includes the auditor’s signature and the city and state where the report was issued.

Note 11. Employee Benefit Plans, page G-44

12.	We note your revised disclosure in response to our comment number 113. Please expand your disclosure to include the weighted average expected life of the options for each year presented in accordance with part d of paragraph 47 of SFAS 123. In addition, please tell us how you determined the expected volatility assumptions.

We have modified the financial statement disclosure to include the weighted average expected life assumption in footnote 10 beginning on page G-24. We judgmentally selected volatility assumptions using broad based market volatility. We acknowledge that, prospectively, a publicly traded insurance peer volatility assumption would be more appropriate and will be utilizing such an index to determine volatility beginning with options granted immediately after the public offering.

If you have any questions or if you require additional documentation, please contact me at (610) 205-6028 or my partner Wesley R. Kelso at (717) 399-6632.

Sincerely,

/s/ Jeffrey P. Waldron